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                    U.S. SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549

                                  FORM 12b-25
                          NOTIFICATION OF LATE FILING
                                                           ---------------------
                                                           |  SEC FILE NUMBER  |
                                                           |      0-23854      |
                                                           ---------------------
                                 (Check One):
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                                                           |   CUSIP NUMBER    |
                                                           |     759448103     |
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[x] Form 10-K and Form 10-KSB  [ ] Form 20-F  [ ] Form 11-K  [ ] Form 10-Q and
                                                                 Form 10-QSB
                               [ ] Form N-SAR

    For Period Ended:  December 31, 1997
    [ ] Transition Report on Form 10-K
    [ ] Transition Report on Form 20-F
    [ ] Transition Report on Form 11-K
    [ ] Transition Report on Form 10-Q
    [ ] Transition Report on Form N-SAR

    For the Transition Period Ended: ...........................................

    If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:.........................

 ................................................................................

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Part I--Registrant Information
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    Full Name of Registrant    Reliance Acceptance Group, Inc.

    Former Name if Applicable

        Cole Taylor Financial Group, Inc.
        ........................................................................

    Address of Principal Executive Office (Street and Number)

        400 North Loop 1604 East, Suite 200
        ........................................................................

    City, State and Zip Code

        San Antonio, TX 78232
        ........................................................................

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Part II--Rules 12b-25 (b) and (c)
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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box, if appropriate)

[ ] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

[ ] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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Part III--Narrative
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State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20F,
11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

Reliance Acceptance Group, Inc. (Reliance) is unable to file the Form 10-K report due to a financial downturn, which has resulted in severely curtailing operations. Reliance and 22 of its direct and indirect subsidiaries have sought protection from their creditors in the United States Bankruptcy Court for the District of Delaware (Case No. 98-288 (PJW)). Reliance has reduced its work force by over 70 percent within the past seven months. Additionally, Reliance no longer has employed internal legal counsel, nor external independent auditors. Reliance is presently unable to determine when replacements for these services will be engaged. Shortly after filing its Chapter 11 petition, Reliance's publicly-traded common stock was delisted from Nasdaq.

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Part IV--Other Information
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   (1) Name and telephone number of person to contact in regard to this notification

       James D. Dolph                  (210)            496-5910
   .............................................................................
           (Name)                   (Area Code)    (Telephone Number)

    (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                               [x] Yes    [ ] No

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    (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                               [X] Yes    [ ] No

    If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                        Reliance Acceptance Group, Inc.
       .................................................................
                 (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

         April 1, 1998             /s/ James D. Dolph
Date ........................  By ..............................................

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

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Part (IV)(3) Explanation:

The Company's anticipated net loss of approximately $38 million for the year ended December 31, 1997, represents a decrease of $56 million as compared to the $18 million decrease of net income for the year ended December 31, 1996. The decrease in net income was primarily attributable to (i) a $45 million gain from the disposition of discontinued operations being more than offset by an additional provision for credit losses of $93 million, (ii) an increase in the interest rate on outstanding debt resulting in a decline in the net interest margin of $9 million, and (iii) an increase in operating expenses of $13 million, primarily due to additional expenses for salaries, legal, consulting and bank fees.